Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549

Re:    Canbiola, Inc., f/k/a WRAPmail, Inc.

Pre-Effective Amendment No. 9 to Registration Statement on Form S-1

SEC File Number: 333-208293

Form RW Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Canbiola, Inc., a Florida corporation (the “Company”) (f/k/a WRAPmail, Inc.), hereby requests the immediate withdrawal of its Pre-Effective Amendment No. 9 to its Registration Statement on Form S-1 (the “Pre-Effective Amendment”) that was filed on May 5, 2017.  The filing was intended to be a Post-Effective Amendment to the Form S-1 rather than a Pre-Effective Amendment to the Form S-1.

 Accordingly, the Company is requesting that the Pre-Effective Amendment that was filed on May 5, 2017 be withdrawn and has re-filed the post-effective amendment to the Registration Statement. The Company confirms that no securities have been sold in connection with the Pre-Effective Amendment.

Please contact our outside legal counsel, Arden Anderson, Esq. of Austin Legal Group, APC should you have further questions regarding our request for withdrawal.  Ms. Anderson may be reached at 619-924-9600.  Thank you for your assistance in this matter.

Very truly yours,

CANBIOLA, INC.

/s/ Marco Alfonsi

Marco Alfonsi, Chief Executive Officer